EXHIBIT 99.2

FIRSTSERVICE CORPORATION
Supplement to Management’s Discussion and Analysis of Results of Operations and Financial Condition for the nine-month period ended December 31, 2008
(in US dollars)
October 30, 2009

The Supplement is being filed to reflect the retrospective adoption of new accounting standards for non-controlling interests.  This supplement is to FirstService Corporation’s original Management’s Discussion and Analysis of Results of Operations and Financial Condition (the “Original MD&A”) that was filed on March 2, 2009.

The only modifications to the Original MD&A are (i) the changes as a result of the retrospective adoption of the new accounting standards as described below and (ii) to disclose subsequent events that have occurred since the filing of the Original MD&A.  This Supplement does not amend or update any other sections of the Original MD&A.

This Supplement should be read together with the restated audited consolidated financial statements and the accompanying notes (the “Restated Financial Statements”) of FirstService Corporation (the “Company” or “FirstService”) for the nine-month period ended December 31, 2008 and the year ended March 31, 2008. The Restated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.  This Supplement is current as of October 30, 2009.

Retrospective adoption of new accounting standards

The minority equity positions in the Company’s subsidiaries are now referred to as non-controlling interests (“NCI”).  On January 1, 2009, we adopted SFAS No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, (“SFAS 160”), which affected the guidance in ETIF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, all presentation and disclosure requirements of SFAS 160 and EITF D-98 were adopted retrospectively, and as a result we recorded an increase to non-controlling interest of $105.7 million and a corresponding decrease to shareholders’ equity as of April 1, 2007.  As a result of the retrospective adoption, all periods presented have been restated for the effect of the adoption of SFAS 160 and EITF D-98.

The NCI are considered to be redeemable securities under EITF D-98.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.   This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.

Results of operations – nine-month period ended December 31, 2008

Net earnings from continuing operations for the nine month period ended December 31, 2008 were adjusted to $26.0 million, relative to $58.5 million in the comparable prior period. A significant component of the decrease versus the comparable period was attributable to an impairment loss on Resolve Business Outsourcing Income Fund securities and the Integrated Security division divestiture bonus.  In addition, increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate Services segment.

Results of operations – year ended March 31, 2008

Net earnings from continuing operations for the year ended March 31, 2008 were adjusted to $52.3 million, up $2.0 million versus the prior year.  Increases in our Property Services and Residential Property Management segments were partially offset by declines in our Commercial Real Estate Services segment, resulting in a net increase in net earnings.

Non-GAAP measures

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations.  The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Nine months ended December 31		Year ended March 31
	2008	2007	2008
Net earnings from continuing operations	$26,027	$58,466	$52,277
Income taxes	30,878	25,740	17,108
Other income, net	(2,422)	(3,824)	(4,650)
Interest expense, net	8,252	9,543	13,387
Impairment loss on available-for-sale securities	14,680	-	-
Integrated Security division divestiture bonus	5,715	-	-
Operating earnings	83,130	89,925	78,122
Depreciation and amortization	31,746	26,861	37,673
Stock-based compensation expense	2,551	6,444	7,819
Cost containment	6,934	-	-
EBITDA	$124,361	$123,230	$123,614

Selected annual information - last five fiscal periods
(in thousands of US$, except per share amounts)

	Nine months ended December 31		Year ended March 31
	2008	2007	2008	2007	2006	2005
OPERATIONS
Revenues	$1,322,680	$1,180,582	$1,549,713	$1,152,821	$918,668	$508,115
Operating earnings	83,130	89,925	78,122	77,005	61,087	27,838
Net earnings from continuing operations	26,027	58,466	52,277	50,244	38,535	17,616
Net earnings from discontinued operations	48,840	714	(2,829)	2,290	42,843	11,676
Net earnings	74,867	59,180	49,448	51,181	81,378	29,292

FINANCIAL POSITION
Total assets	$990,637	$1,059,461	$1,089,343	$816,998	$711,004	$626,728
Long-term debt	266,369	331,348	356,030	235,131	248,686	220,015
Shareholders’ equity	199,141	159,667	131,553	159,181	187,215	142,335
Book value per common share	1.87	0.34	-	5.32	6.23	4.71

Quarterly results – fiscal periods ended December 31, 2008 and March 31, 2008
(in thousands of US$, except per share amounts)

Fiscal period	Q1	Q2	Q3	Q4	Period

Nine-month period ended December 31, 2008
Revenues	$454,769	$450,051	$417,860	NA	$1,322,680
Operating earnings	35,278	35,442	12,410		83,130
Net earnings (loss) from continuing operations	23,837	19,257	(17,067)		26,027
Net earnings (loss) from discontinued operations	325	67,629	(19,114)		48,840
Net earnings (loss)	24,162	86,886	(36,181)		74,867
Net earnings (loss) per common share:
Basic	0.51	2.68	(1.36)		1.83
Diluted	0.47	2.66	(1.36)		1.81

Year ended March 31, 2008
Revenues	$359,661	$373,287	$447,634	$369,131	$1,549,713
Operating earnings (loss)	33,449	32,833	23,643	(11,803)	78,122
Net earnings (loss) from continuing operations	20,992	20,818	16,657	(6,190)	52,277
Net earnings (loss) from discontinued operations	4,002	997	(4,285)	(3,543)	(2,829)
Net earnings (loss)	24,994	21,815	12,372	(9,733)	49,448
Net earnings (loss) per common share:
Basic	0.61	0.53	0.18	(0.40)	0.92
Diluted	0.56	0.50	0.15	(0.40)	0.85

OTHER DATA
EBITDA - Period ended December 31, 2008	$47,113	$47,451	$29,797	NA	$124,361
EBITDA - Year ended March 31, 2008	41,509	42,760	38,961	384	123,614

Non-controlling interests

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	December 31, 2008	March 31, 2008

Commercial Real Estate	$56,020	$93,879
Residential Property Management	84,458	81,703
Property Services	56,287	46,823
Discontinued operations	-	10,195
Redemption amount	$196,765	$232,600

The amount recorded on the balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at December 31, 2008, the NCI recorded on the balance sheet was $196.8 million.  The purchase prices of the minority interests may be paid in cash or in Subordinate Voting Shares of FirstService.

Subsequent events

On October 21, 2009, we announced a public offering of 6.50% Convertible Unsecured Subordinated Debentures (the “Debentures”).  A preliminary prospectus was filed on October 27, 2009.  The offering is in the principal amount of $70.0 million, and we have granted the underwriters an over-allotment option of up to an additional 10% of principal amount of Debentures, which may result in a total offering principal amount of $77.0 million.  The price for conversion of the Debentures into Subordinate Voting Shares has been initially set at US$28.00 per share.  The Debentures have a maturity date of December 31, 2014.  The issuance of the Debentures is expected to be completed in November 2009.  The net proceeds of the offering, after underwriters’ fees and other expenses, are expected to be $66.8 million ($73.5 million assuming the over-allotment option is exercised in full) and will be used to repay outstanding indebtedness under our revolving credit facility, which will then be available to be drawn for working capital, acquisitions and/or general corporate purposes.

On October 29, 2009, we acquired 29.99% of the shares of Colliers CRE plc, a commercial real estate services business headquartered in London and operating in the UK, Ireland and Spain.  The purchase price of $13.8 million was funded through the revolving credit facility.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.